November 13, 2012

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Short-Term Bond Fund, Inc.

on behalf of the T. Rowe Price Ultra Short-Term Bond Fund

File Nos.: 002-87568/811-3894

T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.

on behalf of the T. Rowe Price Tax-Free Ultra Short-Term Bond Fund

File Nos.: 002-87059/811-3872

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of October 23, 2012, regarding the post-effective amendments filed pursuant to Rule 485(a) on September 7, 2012, to add the new T. Rowe Price Ultra Short-Term Bond Fund (“Ultra Short Fund”) and the T. Rowe Price Tax-Free Ultra Short-Term Bond Fund (“Tax-Free Ultra Short Fund”) to the above referenced registrants. Your comments and our responses are set forth below.

Comment:

The principal investment strategies for both the Ultra Short Fund and Tax-Free Ultra Short Fund state the following: “While the fund may purchase securities of any maturity, under normal conditions the fund’s dollar-weighted average effective maturity will be 1.5 years or less.” Allowing the fund to purchase securities of any maturity is inconsistent with Rule 35d-1 under the Investment Company Act of 1940 and with what investors would likely consider an “ultra short” fund. The disclosure should be revised to add a limit on individual securities’ maturities.

Response:

While Rule 35d-1 does not prescribe specific limitations on average weighted portfolio maturities or individual security purchases for “ultra short” investment companies, we believe it is reasonable to allow each fund to purchase specific securities with maturities of up to five years while maintaining an overall dollar-weighted average effective maturity for each portfolio of no more than 1.5 years. Such a limitation should provide the portfolio manager with sufficient flexibility to seek slightly higher yields for shareholders while remaining consistent with shareholders’ expectations of an ultra short-term bond fund and the portfolio strategies followed by competitor ultra short-term bond funds. Accordingly, the disclosure in the principal investment strategies for both funds will be revised as follows:

While the fund may purchase an individual security with a maturity of up to 5 years, under normal conditions the fund’s dollar-weighted average effective maturity will be 1.5 years or less.

Comment:

The principal investment strategies for the Tax-Free Ultra Short Fund state the following: “Normally, at least 80% of the fund’s income will be exempt from federal incomes taxes. However, there is no limit on the amount of the fund’s income that may be derived from securities subject to the alternative minimum tax.” Rule 35d-1 provides that funds that use “municipal” in their name rather than “tax-free” or “tax-exempt” may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use “tax-free” or “tax-exempt” may not. Therefore, having no limit on securities that generate income subject to the alternative minimum tax is inconsistent with the Staff’s position on funds with the term “tax-free” in their name. In addition, explain to the Staff the fund’s position with respect to state taxes.

Response:

For the Tax-Free Ultra Short Fund, we will implement a 20% limit on securities that generate income subject to the alternative minimum tax and the disclosure in the principal investment strategies will be revised as follows:

Normally, at least 80% of the fund’s income will be exempt from federal income taxes. However, up to 20% of the fund’s income could be derived from securities subject to the alternative minimum tax.

In addition, we will add a fundamental policy in section 3 of the prospectus which provides that up to 20% of the fund’s income could be derived from securities subject to the alternative minimum tax.

The fund’s name does not suggest that its distributions are exempt from both federal income taxes and income taxes of a particular state. Therefore, Rule 35d-1 only requires the fund to invest at least 80% of its assets in investments with income exempt from federal income tax. Nevertheless, all or a portion of the fund’s income may also be exempt from income taxes in certain states.

Comment:

In both funds’ prospectuses, the section on performance states that current performance information may be obtained by calling 1-800-225-5132. If applicable, you should add a website address where performance is available.

Response:

The disclosure will be revised as follows:

Current performance information may be obtained through troweprice.com or by calling 1-800-225-5132.

Comment:

On page 31 of the Tax-Free Ultra Short Fund prospectus, there is an operating policy which states the following: “Fund investments in industrial development bonds related to the same industry (such as solid waste, nuclear utility, or airlines) are limited to 25% of total assets. Bonds which are refunded with escrowed U.S. government securities or subject to certain types of guarantees are not subject to the 25% limitation.” In addition to this operating policy, the fund is required to disclose its fundamental policy with respect to industry concentration.

Response:

In the Statement of Additional Information (SAI), the Tax-Free Ultra Short Fund is included in the list of funds with a fundamental policy to not purchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ total assets would be invested in the securities of issuers having their principal business activities in the same industry. There is a note included with the fundamental policies which states that, for purposes of this particular investment restriction on industry concentration, U.S., state, or local governments, or related agencies or instrumentalities, are not considered an industry.

We believe our disclosure is consistent with prior Staff positions regarding industry concentration for tax-exempt mutual funds (see e.g., Investment Company Act Release No. 9785 (May 31, 1977) and Former Guide 19 to Form N-1A, Investment Company Act Release No. 13436 (Aug. 12, 1983)). The views expressed by the Division of Investment Management indicate that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to industry concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry. However, this exclusion does not eliminate the requirement for each tax-exempt bond fund to disclose its policy on concentration in the SAI and any intended exclusion of government issued tax-exempt bonds from such a policy should be made clear. Further, there should be disclosure if a fund may invest 25% or more of its assets in securities the interest of which is paid from revenues of similar type projects or if a fund may invest 25% or more of its assets in industrial development bonds.

We believe the risk disclosures, operating policies, and fundamental policies set forth in the prospectus and SAI are clear to shareholders and comport with the Staff’s views regarding industry concentration for tax-exempt mutual funds. As a result, we do not believe that any disclosure changes are necessary.

Comment:

On page 31 of the Tax-Free Ultra Short Fund prospectus, there is an operating policy which states the following: “During periods of abnormal market conditions, for temporary defensive purposes, there is no limit on fund investments in high-quality, short-term securities whose income is subject to federal income taxes.” A statement should be added to this policy to explain that the fund may not achieve its objective.

Response:

The following sentence will be added to the operating policy:

Such investments could cause the fund to distribute taxable income and could cause the fund to fail to achieve its objectives.

Comment:

If either fund sells a credit default swap, confirm that the full notional value of the securities will be covered.

Response:

If either fund sells credit protection under a credit default swap, the fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

Under “Disclosure of Fund Portfolio Information” in each prospectus, it states that a description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information. If there is also a description of these policies on a website, then that website address should be provided.

Response:

The T. Rowe Price websites do not currently have a detailed description of our selective disclosure policies. Therefore, no disclosure changes are necessary.

Additional Considerations and Non-Material Changes:

The Boards of Directors of the Ultra Short Fund and Tax-Free Ultra Short Fund recently approved exempting each fund from the excessive and short-term trading policies that generally apply to the T. Rowe Price funds. Accordingly, in our next filing the funds will be added to the list of exceptions in section 2 of the prospectuses.

The Boards of Directors of the Ultra Short Fund and Tax-Free Ultra Short Fund also recently approved lowering the contractual expense limitation for each fund from 0.80% to 0.35%. In our initial filings, the disclosure describing the expense limitations appeared in section 3 of the prospectuses since the funds were estimated to operate below their expense limitations. In our next filing, we will include revised investment management agreements as exhibits and the expense limitation disclosure will appear as a footnote to the fee tables in response to Item 3 of Form N-1A instead of after Item 8. We believe this is appropriate because we now estimate that the funds’ total operating expenses will exceed their expense limitations and such limitations will be in place for greater than one year from the effective date of the funds’ registration statements. The fee tables will reflect the lower expense limitations although the example calculation will assume the expense limitation only operates through the end of the limitation and will not be reflected in the entire 3-year period.

We intend to incept the Ultra Short Fund as planned on December 3, 2012. However, we have decided to delay the inception of the Tax-Free Ultra Short Fund until we determine its public offering to be more appropriate. At that time, we will modify the fee table and the duration of the expense limitation assumed in the expense example if necessary.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Short-Term Bond Fund, Inc.

Vice President, T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.